Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Three months ended March 31,
(in thousands, except for ratio)	2016	2015
Computation of earnings
Pretax income (a)	$(15,931)	$1,777
Add:
Interest expense on indebtedness	7,051	6,039
Amortization of debt issue costs	272	270
Interest portion of rent expense (b)	2,434	2,102
Distributed income of equity investees	67	4,550
Earnings	$(6,107)	$14,738

Computation of fixed charges
Interest expense on indebtedness	$7,051	$6,039
Amortization of debt issue costs	272	270
Interest portion of rent expense (b)	2,434	2,102
Fixed charges	$9,757	$8,411

Ratio of earnings to fixed charges	-0.63	1.75

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.